

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2016

Charles A. Bacon III
Chief Executive Officer
Limbach Holdings, Inc.
31-35th Street
Pittsburgh, Pennsylvania 15201

      Re: **Limbach Holdings, Inc.**
               Registration Statement on Form S-1
               Filed November 30, 2016
               File No. 333-214838

Dear Mr. Bacon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate McHale at 202-551-3464 with any questions.

                         Sincerely,

                         /s/ Pamela Long

                         Pamela Long
                         Assistant Director
                         Office of Manufacturing and
                         Construction